United States
                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

                        Commission File Number 333-34323

                   HYDROCHEM INDUSTRIAL SERVICES, INC. (*)
            (Exact name of registrant as specified in its charter)

                   900 Georgia Avenue, Deer Park, Texas 77536
                                 (713) 393-5600
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   10 3/8% Senior Subordinated Notes due 2007
            (Title of each class of securities covered by this Form)

                                      None
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)    [ ]           Rule 12h-3(b)(1)(ii)   [ ]
         Rule 12g-4(a)(1)(ii    [ ]           Rule 12h-3(b)(2)(i)    [ ]
         Rule 12g-4(a)(2)(i)    [ ]           Rule 12h-3(b)(2)(ii)   [ ]
         Rule 12g-4(a)(2)(ii    [ ]           Rule 15d-6             [X]
         Rule 12h-3(b)(1)(i)    [ ]

     Approximate number of holders of record as of the certification or notice date: 1(**)

     Pursuant to the requirements of the Securities Exchange Act of 1934, HydroChem Industrial Services, Inc. and HydroChem International, Inc. have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

Dated: October 11, 2002              HYDROCHEM INDUSTRIAL SERVICES, INC.
                                    AND HYDROCHEM INTERNATIONAL, INC.

                                    By:    /s/ B.Tom Carter, Jr.
                                           --------------------
                                           B. Tom Carter, Jr.
                                           Chief Executive Officer

--------------------------------------------------------------------------------
* HydroChem International, Inc., a wholly owned subsidiary of HydroChem Industrial Services, Inc., is a Co- Registrant. It is incorporated under the laws of the State of Delaware and its I.R.S. Employer Identification Number is 75-2512500.
** The registrar's records reflect DTC as the only registered bond holder. HydroChem Industrial Services, Inc. estimates that there are approximately 50 beneficial owners.